UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                         PEPPERMILL CAPITAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   713398105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           Clayton Varner, President, 1819 Clarkson Road, Suite 205,
                  Chesterfield, Missouri 63017 (314) 530-4532
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 22, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     1 of 13

CUSIP No. 713398105                                                          13D



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Varner Technologies, Inc.
         IRS Employer Identification Number: 43-1695363

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]   (b)[ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  WC

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                              7       SOLE VOTING POWER
NUMBER OF                                    10,116,000 Shares of Common Stock
SHARES
BENEFICIALLY                  8       SHARED VOTING POWER
OWNED BY                              None
EACH
REPORTING                     9       SOLE DISPOSITIVE POWER
PERSON                                       10,116,000 Shares of Common Stock
WITH
                              10      SHARED DISPOSITIVE POWER
                                             None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,116,000 Shares of Common Stock


12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  Approximately 90.0% of the issued and outstanding Common Stock

14       TYPE OF REPORTING PERSON*

                  CO




                               *SEE INSTRUCTIONS







                                    2 of 13

CUSIP No. 713398105                                                          13D

                                  SCHEDULE 13D

ITEM 1.  Security and Issuer.

                  Common Stock

                  Peppermill Capital Corporation
                  1819 Clarkson Road, Suite 205
                  Chesterfield, Missouri 63017

ITEM 2.  Identity and Background.

                  (a)      Name:
                           Varner Technologies, Inc.

                  (b)      State of Organization:
                           Missouri

                  (c)      Principal Business:
                           Varner Technologies, Inc. is involved in the marketing and sale of various Internet services, e commerce, long distance telephone services, wireless telephone services and products, prepaid telephone cards and other telecommunications products and services. Products are sold by independent representatives through a multilevel marketing plan in 49 states of the United States.

                  (d)      Address of Principal Business:
                           1819 Clarkson Road, Suite 205
                           Chesterfield, MO 63017

                  (e)      Address of Principal Office:
                           1819 Clarkson Road, Suite 205
                           Chesterfield, MO 63017

                  (f)      Varner  Technologies,  Inc.,  during  the  last  five
                           years,   has  not  been   convicted   in  a  criminal
                           proceeding.

                  (g) Varner Technologies, Inc., during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           Pursuant to General Instruction C, the Identity and Background of each executive officer and director of the Reporting Person, Varner Technologies, Inc., is hereafter given in this Item 2:



                                     3 of 13

CUSIP No. 713398105                                                          13D

                  (a)      Name:
                           Clayton Varner

                  (b)      Business Address:
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (c)      Occupation:
                           President, CEO and Director of
                           Varner Technologies, Inc.
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (d) Mr. Varner, during the last five years, has not been convicted in a criminal proceeding.

                  (e)      Mr.  Varner,  during  the last  five  years was not a
                           party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:
                           United States


                  (a)      Name:
                           Tjody Varner

                  (b)      Business Address:
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (c)      Occupation:
                           Vice President, Sales and Marketing and
                           Director of Varner Technologies, Inc.
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017





                                     4 of 13

CUSIP No. 713398105                                                          13D


                  (d) Ms. Varner, during the last five years, has not been convicted in a criminal proceeding.

                  (e)      Ms.  Varner,  during  the last  five  years was not a
                           party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:
                           United States

                  (a)      Name:
                           Jessica Varner

                  (b)      Business Address:
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (c)      Occupation:
                           Vice-President, Representative Relations and Director of Varner Technologies, Inc.
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (d) Ms. Varner, during the last five years, has not been convicted in a criminal proceeding.

                  (e)      Ms.  Varner,  during  the last  five  years was not a
                           party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:
                           United States


                  (a)      Name:
                           Robert Rapp

                  (b)      Business Address:
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017



                                     5 of 13

CUSIP No. 713398105                                                          13D


                  (c)      Occupation:
                           Executive Vice-President, Secretary and Director of Varner Technologies, Inc.
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (d) Mr. Rapp, during the last five years, has not been convicted in a criminal proceeding.

                  (e) Mr. Rapp, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:
                           United States

                  (a)      Name:
                           Jack Schlautman

                  (b)      Business Address:
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (c)      Occupation:
                           Controller, CFO and Director of
                           Varner Technologies, Inc.
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (d) Mr. Schlautman, during the last five years, has not been convicted in a criminal proceeding.

                  (e) Mr. Schlautman, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:
                           United States



                                     6 of 13

CUSIP No. 713398105                                                          13D


                  (a)      Name:
                           Ray Heflin

                  (b)      Business Address:
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (c)      Occupation:
                           Chief Operating Officer and Director of
                           Varner Technologies, Inc.
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (d) Mr. Heflin, during the last five years, has not been convicted in a criminal proceeding.

                  (e)      Mr.  Heflin,  during  the last  five  years was not a
                           party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:
                           United States

                  (a)      Name:
                           Fred Jarosz (Director)

                  (b)      Business Address:
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (c)      Occupation:
                           President
                           Speechmakers International
                           7098 Heruss Lane
                           New Berlin, Illinois 62670

                  (d) Mr. Jarosz, during the last five years, has not been convicted in a criminal proceeding.




                                     7 of 13

CUSIP No. 713398105                                                          13D


                  (e)      Mr.  Jarosz,  during  the last  five  years was not a
                           party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:
                           United States

                  (a)      Name:
                           John Snow (Director)

                  (b)      Business Address:
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (c)      Occupation:
                           President
                           National Funding Group
                           925 E. Eldorado
                           Decatur, Illinois 62521

                  (d) Mr. Snow, during the last five years, has not been convicted in a criminal proceeding.

                  (e) Mr. Snow, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:
                           United States

                  (a)      Name:
                           Marvin Solomonson (Director)

                  (b)      Business Address:
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017




                                     8 of 13

CUSIP No. 713398105                                                          13D


                  (c)      Occupation:
                           Financial Consultant
                           Aragon Investment Services
                           718 15th Avenue
                           East Moline, Illinois 61244

                  (d) Mr. Solomonson, during the last five years, has not been convicted in a criminal proceeding.

                  (e) Mr. Solomonson, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:
                           United States

                  (a)      Name:
                           James Cragg (Director)

                  (b)      Business Address:
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (c)      Occupation:
                           President
                           PSI Network, Inc.
                           609 Wyndham Crossing Circle
                           Des Peres, Missouri  63131

                  (d) Mr. Cragg, during the last five years, has not been convicted in a criminal proceeding.

                  (e) Mr. Cragg, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





                                     9 of 13

CUSIP No. 713398105                                                          13D


                  (f)      Citizenship:
                           United States

                  (a)      Name:
                           Bryan Thomas (Director)

                  (b)      Business Address:
                           Varner Technologies, Inc.
                           1819 Clarkson Road, Suite 205
                           Chesterfield, Missouri 63017

                  (c)      Occupation:
                           Chief Executive Officer
                           Cannon Cochrane Management Services
                           902 Wesley Avenue
                           Savoy, Illinois 61874

                  (d) Mr. Thomas, during the last five years, has not been convicted in a criminal proceeding.

                  (e)      Mr.  Thomas,  during  the last  five  years was not a
                           party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:
                           United States

ITEM 3.           Source and Amount of Funds or Other Consideration

                  Working Capital of Varner Technologies, Inc., in the amount of $250,000

ITEM 4.           Purpose of Transaction

                  On November 22, 1999, in a private transaction, the Reporting Person purchased 10,116,000 shares of Peppermill Capital Corporation Common Stock for approximately $0.0247 per share, for a total purchase price of $250,000, in order to facilitate a contemplated business combination/merger transaction between both entities. The purchase of the 10,116,000 shares by the Reporting Person represents approximately 90% of the issued and outstanding Common Stock of Peppermill Capital Corporation. Immediately after the stock purchase, Clayton Varner, President and Chief Executive Officer of the Reporting Person, was appointed President, Chairman and sole director of Peppermill Capital Corporation.




                                    10 of 13

CUSIP No. 713398105                                                          13D


                  The Reporting Person and the issuer have entered into a Letter of Intent, providing for the merger of Varner Technologies, Inc. into Peppermill Capital Corporation. The final terms of the contemplated merger are currently being negotiated, however, it is contemplated that as a consequence of any such merger, each holder of shares of Common Stock and non-voting Common Stock of Varner Technologies, Inc. will receive a pro rata share of the 10,116,000 aggregate shares of the issuer purchased by the Reporting Person. Such pro rata share shall be based upon each such shareholder's respective percentage ownership interest of the total number of issued and outstanding shares of Common and/or non-voting Common Stock of the Reporting Person. It is further anticipated that as a consequence of any prospective merger, each holder of one share of Varner Technologies, Inc. Preferred Stock will receive one share of a newly created class of Peppermill Capital Corporation Preferred Stock. Thus, after the merger, it is expected that shareholders of the Reporting Person will own approximately 90% of the issued and outstanding Common Stock of the issuer, and shareholders of the issuer prior to the merger will retain ownership of approximately 10% of the issuer's issued and outstanding Common Stock.

                  Prior to the share purchase being reported hereunder, the issuer's primary stated business activity was the exploration and development of mineral properties, the issuer being the present owner of various mineral rights to certain mineral claims located in the Princeton area of British Columbia, Canada. To date, the issuer has been in a development stage, and has generated no revenues from the development of any of its mineral claims.

                  The issuer's primary business purpose will shift from the exploration and development of mineral properties to that of the Reporting Person, namely, the marketing and sale of various Internet services, e-commerce, long distance telephone services, wireless telephone services and products, prepaid telephone cards and other communications products and services, by independent representatives through a multilevel marketing plan in 49 states of the United States.

                  Peppermill Capital Corporation has registered its Common Stock on a Form 10-SB and has been approved to list its Common Stock on the OTC Bulletin Board. The issuer's Common Stock commenced trading on November 29, 1999, and trades under the symbol "XIOL".




                                    11 of 13

CUSIP No. 713398105                                                          13D



ITEM 5.  Interest in Securities of the Issuer

                  (a)      10,116,000  shares  of  common  stock,   constituting
                           approximately 90% of the issued and outstanding common stock.

                  (b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 10,116,000 shares of common stock held by the Reporting Person.

                  (c) On November 22, 1999, in a private transaction, the Reporting Person purchased 10,116,000 shares of common stock of Peppermill Capital Corporation for approximately for $0.0247 per share, for a total purchase price of $250,000 in order to facilitate a contemplated business combination/merger transaction between both entities.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer

                  A Letter of Intent dated November 19, 1999, reflects the basic understanding of Varner Technologies, Inc. and Peppermill Capital Corporation with respect to a business combination
                  /merger transaction to take place between the two entities. Said Letter of Intent provides that all of the issued and outstanding voting and non-voting shares of the Reporting Person's Common Stock will be acquired by the issuer for the right to receive an aggregate of 10,116,000 shares of the issuer, and further provides that all issued and outstanding shares of the Reporting Person's Preferred Stock shall be converted on a one-for-one basis into shares of a newly created class of the issuer's Preferred Stock. The Letter of Intent also provides that a formal Acquisition Agreement shall be entered into by the issuer and the Reporting Person by December 31, 1999. Said Acquisition Agreement will contain the definitive and final terms of the contemplated business combination/merger transaction between the parties.








                                    12 of 13

CUSIP No. 713398105                                                          13D


ITEM 7.           Material to be Filed as Exhibits

                  Exhibit A: Letter of Intent dated November 19, 1999, regarding
                  a  business  combination/merger  transaction  between   Varner
                  Technologies, Inc. and Peppermill Capital Corporation.




                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


             December 2, 1999
-----------------------------------
Date


                                           Varner Technologies, Inc.

                                                /s/ Clayton Varner
                                           ----------------------------------
                                           Clayton Varner, President





















                                    13 of 13

                                    EXHIBIT A


                         PEPPERMILL CAPITAL CORPORATION

                                November 19, 1999


Varner Technologies, Inc.
1819 Clarkson Road
Chesterfield, MO 63017

Gentlemen:

         This letter sets forth the terms and conditions upon which the business and operations of Varner Technologies, Inc., a Missouri corporation ("Company" or "Varner"), will be acquired by Peppermill Capital Corporation ("Peppermill"), or a wholly owned subsidiary thereof, (the "Business Combination"). The offer set forth in this letter of intent will expire at 5:00 p.m., Missouri time, on November 23, 1999, unless this letter of intent is signed by the Company on the appropriate line below and returned to the undersigned such that it is received prior to such time.

         1. Consideration. In the Business Combination, all the outstanding voting and non-voting shares of common stock of the Company will be acquired for the right to receive an aggregate of 10,116,000 shares of Peppermill. The
Company's preferred stock will be converted on a one-for-one basis in a new class of Peppermill preferred stock.

         2. Acquisition Agreement. Peppermill and the Company agree to act in good faith to negotiate and cause the execution of a definitive Acquisition Agreement (the "Acquisition Agreement") on or before December 31, 1999. The Acquisition Agreement will contain representations, warranties, covenants and conditions to be agreed upon by the parties.

         3. Peppermill's Conditions to Closing. Peppermill's closing of the transaction will be subject to the satisfaction of certain conditions, including the following:

                  (a) Execution of a definitive Acquisition Agreement between Peppermill and the Company, satisfactory in form and substance to Peppermill;

                  (b) Receipt of all necessary third party consents including approval of Peppermill's and the Company's board of directors and shareholders; and

                  (c) Receipt of all fairness opinions that the transaction is fair to Peppermill's common shareholders from a financial point of view.

Varner Technologies, Inc.
November 19, 1999
Page 2


         4. Company's Conditions to Closing. The Company's closing of the transaction will be subject to the satisfaction of certain conditions, including the following:

                  (a)   Execution   of  a   definitive   Acquisition   Agreement
satisfactory in form and substance to the Company;

                  (b) Receipt of all necessary third party consents, including approval of Peppermill's and the Company's board of directors and shareholders; and

                  (c)  Execution  and  delivery,   prior  to  execution  of  the
Acquisition Agreement, of a voting agreement and proxy by shareholders owning 10,116,000 shares of Peppermill.

         5. Communications. Without the prior consent of the parties hereto, between the date hereof and the closing date, neither Varner, or Peppermill nor any of the officers, directors, employees, affiliates, stockholders or agents of any of them, shall make any statement or public announcement or any release to trade publications or through the press or otherwise, or make any statement to any competitor, customer or any other third party, with respect to the transaction contemplated hereby; provided, however, that nothing contained herein shall prevent (i) a party from communicating with those employees who will be involved in facilitating the closing of the transaction contemplated hereby; (ii) Peppermill and the Company from disclosing this transaction to its lenders, prospective underwriters; and (iii) as required by law.

         6. Expenses. Each party shall be responsible for all of its expenses incurred in connection with the transaction contemplated by this letter agreement, including the fees of any brokers and financial advisors.

         7. Termination. Except for paragraphs 5 and 6 hereof, this letter will automatically terminate and be of no further force and effect upon the earliest of (a) execution of a definitive Acquisition Agreement between Peppermill and the Company, (b) mutual agreement of the Company and Peppermill to terminate this letter agreement, and (c) 120 days after the acceptance of this letter agreement by the Company. Notwithstanding anything in the previous sentence, the termination of this letter agreement shall not affect any rights a party has with respect to the breach of this letter agreement by another party prior to such termination.

         This letter agreement is intended to be, and shall be construed only as a letter of intent and except for Sections 5,6, and 7 shall not impose any binding obligations on any person. Except as provided in the immediately preceding sentence, it is understood that the rights and

Varner Technologies, Inc.
November 19, 1999
Page 3


obligations of the parties remain to be defined in a definitive Acquisition Agreement into which this letter agreement shall be merged.

         If you are in agreement with the terms set forth above and desire to proceed with the transaction on that basis, please sign this letter agreement in the space provided below and return an executed copy to us at the address set forth above.

                                             Sincerely,

                                             PEPPERMILL CAPITAL CORPORATION


                                             By: /s/ Clayton W. Varner
                                                 ------------------------------
                                                 Name:  Clayton W. Varner
                                                        ---------------------
                                                 Title: CEO and President
                                                        ---------------------


ACCEPTED AND AGREED as of the date first above written:

VARNER TECHNOLOGIES, INC.

By:      /s/ Clayton W. Varner
         ---------------------------
         Name: Clayton W. Varner
         Title: CEO and President

By:      /s/ John A. Schlautman
         ---------------------------
         Name: John A. Schlautman
         Title: CFO